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March 11, 2026	Marc Rivera
Partner
VIA EDGAR	202.350.3643 direct
United States Securities and Exchange Commission	marc.rivera@afslaw.com

Office of Energy & Transportation
100 F Street, NE
Washington, DC 20549

Attention: Aisha Adegbuyi and Tonya Aldave

Re:	XChange TEC.INC
Amendment No. 1 To
Registration Statement on Form F-3
Filed October 29, 2025
File No. 333-290136

Ladies and Gentlemen:

This letter is being submitted on behalf of XChange TEC.INC (the “Company”) in response to the comment letter, dated February 4, 2026, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Registration Statement on Form F-3 filed on October 29, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 1 to the Registration Statement on Form F-3 pursuant to the Staff’s comments (the “Amended Registration Statement”).

Registration Statement on Form F-3
Questions and Answers about the Proposals

1.	We note your response to prior comment 1 to our letter dated September 17, 2025, related to your Annual Report on Form 20-F for the fiscal year ended September 30, 2024. Based on your response it appears that you have sold 25,770,000 ADSs since December 2023, the date when your business changed from “technology-driven long term apartment rental platform in China” to the “insurance agency and insurance technology business” in the PRC. Please provide us with legal analysis as to why the acquisition of the new insuretech business did not constitute a fundamental change that required you to file a post-effective amendment to the registration statement on Form F-3, file no. 333-258187, to continue to make sales off of that registration statement.

RESPONSE: The Company agrees that the acquisition of the insuretech business constituted a fundamental change. However, the Company relied on proviso (B) to Item 512(a)(1)(ii) in determining that a post-effective amendment was not necessary. Proviso (B) to Item 512(a)(1)(ii) states that the undertaking to file a post-effective amendment does not apply if the registration statement is on Form F-3 and the information required to be included in a post-effective amendment is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement. Based on the foregoing, the Company believes that no post-effective amendment was required because the disclosure of the acquisition of the insuretech business was fully disclosed in its reports on Form 6-K filed on November 22, 2023, December 29, 2023 and February 9, 2024, on Form 20-F filed on December 29, 2023, February 9, 2024, and January 22, 2025, as well as the Rule 424(b)(5) prospectus supplement filed on September 24, 2024. In each case, these filings contained the material information about the fundamental change that would have been required in a post-effective amendment.

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March 11, 2026 Page 2

2.	We note your responses to prior comments 8 and 11 in our letter dated September 17, 2025 related to your Annual Report on Form 20-F for the fiscal year ended September 30, 2024. We also note that the prior transaction with Haoju Artificial Intelligence Technology Co., Ltd. was a related party transaction. Please revise the registration statement to include this related party transaction, as well as other related party transactions for the period specified in Item 7 of Form 20-F.

RESPONSE: Updated disclosure has been added on pages 5 and 6 of the Amended Registration Statement to include the related party transaction involving Haoju Artificial Intelligence Technology Co., Ltd., as well as the other related party transactions for the period specified in Item 7 of Form 20-F.

3.	Please provide us with your analysis explaining why the sale of ownership in your apartment rental business and subsequent acquisition of insuretech business did not require shareholder approval or registration under Rule 145 of the Securities Act.

RESPONSE: Rule 145(a) provides that an “offer,” “offer to sell,” “offer for sale,” or “sale” shall be deemed to be involved, within the meaning of Section 2(3) of the Securities Act of 1933, so far as security holders of a corporation are concerned, where pursuant to statutory provisions of the jurisdiction under which such corporation is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for (1) certain reclassifications of securities, (2) statutory mergers, consolidations, or similar plans of acquisition, or (3) certain transfers of assets in exchange for securities. A key element of Rule 145(a) is whether a plan or agreement is submitted, or required to be submitted, for the vote or consent of security holders under the laws of the jurisdiction where the company is organized. The Company is a Cayman Islands holding company. After consulting with Conyers Dill & Pearman, its special legal counsel as to Cayman Islands law, the Company determined that no shareholder vote was required in connection with the disposal of the apartment rental business or the acquisition of the insuretech business. Accordingly, Rule 145 was not implicated by either transaction.

4.	Based on your response to our prior comment 1 to our letter dated September 17, 2025, it appears that you have sold 25,770,000 ADSs since December 2023. Please provide us with detailed legal analysis as to your Form F-3 eligibility at each of the three takedowns in 2024 and 2025. Please clarify how you concluded that you were eligible to sell 13.9 million ADSs on December 19, 2024, 2 million ADSs on March 18, 2025 and 9.87 million ADSs on April 18, 2025. Please be detailed as to what your public float was at each of the referenced takedowns and detail the timeliness of all applicable updates to your financial statements.

RESPONSE: Set forth below are the Company’s calculations of the public float at each of the referenced takedowns.

Date	Issued and Outstanding ADSs held by Non-Affiliates	Price Per ADS	Date of the Price	Public float	≥ $75.0M	Availability	Financing Amount
19-Dec-2024	121,863,154	$1.20	24-Sep-2024	$146,235,784.80	Y	N/A	$8,517,200.00
18-Mar-2025	19,993,158	$0.99	14-Feb-2025	$19,793,226.42	N	$6,597,742.14	$481,120.00
18-Apr-2025	21,993,158	$1.11	4-Apr-2025	$24,412,405.38	N	$7,656,348.46	$1,195,976.00

Regarding the Company’s financial statements, in accordance with the guidance set forth in Section 6230.1 of the Financial Reporting Manual, the Company confirms that at the time of each takedown the Company’s annual audited financial statements were not more than 15 months old, and the Company’s unaudited interim financial statements to be not more than nine months old. In particular, prior to the December 19, 2024 takedown, the Company had filed its annual financial statements for FY 2023 in its Form 20-F filed on February 9, 2024 and its half year results for the period ended March 31, 2024 on August 21, 2024. Prior to the March 18, 2025 and April 18, 2025 takedowns, the Company had filed its annual financials for FY 2024 in its Form 20-F filed on January 22, 2025.

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March 11, 2026 Page 3

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Best regards,

Marc Rivera

MR